MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS




THIRD QUARTER RESULTS

Overview

Consolidated net sales of $142.8 million for the third quarter of 1994 increased 7% over the comparable 1993 period. Net earnings of $10.2 million declined 11% from the third quarter of 1993. Net earnings per common share of $.20 decreased 9% from the $.22 reported last year.

Gross margin as a percentage of net sales decreased to 30.8% from 31.9% in last year's third quarter primarily as a result of the specialty chemicals segment. Operating profit of $19.1 million declined by 12% as profits of the specialty process equipment and controls segment increased 25% while those of the specialty chemicals segment declined 25%.

Specialty Chemicals

The Company's specialty chemicals segment reported sales of $92.6 million representing an 8% decrease from the comparable period in 1993. Approximately 6% was attributable to lower unit volume and 3% to lower selling prices, partially offset by 1% favorable impact from foreign currency translation.

Domestic dyes sales of $48.7 million were 11% lower than the third quarter of 1993 due to weak demand for apparel dyes (7%) and lower selling prices (4%). International dyes sales of $21.3 million declined by 10% versus the comparable 1993 period primarily attributable to lower unit volume under a long-term supply agreement. Specialty ingredients sales were essentially unchanged from the comparable 1993 period. The percentage of sales outside the United States decreased slightly to 24% from 25% in the third quarter of 1993.

Operating profit of $12.0 million for the third quarter of 1994 declined 25% from the comparable quarter in 1993 primarily attributable to lower unit volume and lower selling prices, offset in part by lower dye intermediate costs. The proportion of operating profit outside the United States decreased to 21% from 27% in the third quarter of 1993.








Specialty Process Equipment and Controls

The Company's specialty process equipment and controls segment reported sales of $50.2 million representing a 51% increase over the third quarter of 1993. Approximately 35% was attributable to the acquisition of Egan Machinery, 11% to unit volume and 5% to pricing. Export sales of $12.4 million were up 93% versus 1993 and accounted for 25% of total segment sales versus 19% for the third quarter of 1993. Operating profit increased 25% to $7.1 million in the third quarter of 1994. Approximately 11% was attributable to the acquisition of Egan Machinery with the balance attributable primarily to higher unit volume and improved pricing. The order backlog for extruders and related equipment at the end of the third quarter amounted to $68 million compared to $38 million at the end of 1993.

Other

Selling, general and administrative expenses of $24.2 million increased 17% versus the third quarter of 1993 primarily due to the acquisition of Egan Machinery and the impact of inflation. Depreciation and amortization of $3.6 million increased 15% versus the third quarter of 1993 primarily as a result of the Egan Machinery acquisition and a higher fixed asset base. Interest expense increased $323 thousand to $578 thousand in the third quarter of 1994 primarily as a result of increased borrowings. Other income of $424 thousand increased by $178 thousand versus 1993. The Company's effective tax rate of 36.3% was lower than the 39% in the third quarter of 1993 primarily because the latter rate reflected a retroactive charge for increased federal income taxes.


YEAR-TO-DATE RESULTS

Overview

Consolidated net sales for the first nine months of 1994 of $430.9 million increased 4% from the comparable period in 1993. Net earnings of $39.1 million decreased slightly versus the $39.5 million earned in the comparable period in 1993. Net earnings per common share of $.76 were equal to last year.

Gross margin as a percentage of net sales decreased slightly to 31.9% from 32.3% reported in the comparable nine month period last year. Operating profit of $70.1 million was 3% lower then the comparable period in 1993 as profits of the specialty process equipment and controls segment increased 27% while those of the specialty chemicals segment decreased 13%.

Specialty Chemicals

The Company's specialty chemicals segment reported sales of $293.6 million representing a decline of 5% versus the first nine months of 1993. The decrease was attributable equally to lower selling prices and unit volume.

Domestic dyes sales decreased 7% to $156.3 million for the first nine months of 1994 due equally to lower selling prices and weak demand for apparel dyes. International dyes sales of $67.7 million were lower by 7% versus 1993 primarily as a result of lower unit volume under a long-term supply agreement. Specialty ingredients sales rose 2% to $69.6 million reflecting increased unit volume. The percentage of sales outside the United States decreased slightly to 24% from 25% for the comparable period in 1993.

Operating profit of $47.6 million for the first nine months of 1994 decreased 13% from 1993 due primarily to lower unit volume and lower pricing, offset in part by lower dye intermediate costs. The percentage of operating profit outside the United States decreased to 19% from 22% for the comparable period in 1993.

Specialty Process Equipment and Controls

The Company's specialty process equipment and controls segment reported sales of $137.3 million representing a 29% increase over the first nine months of 1993. Approximately 16% was attributable to the acquisition of Egan Machinery, 9% to unit volume and 4% to pricing. Export sales of $34 million increased 18% from 1993 and accounted for 25% of total segment sales versus 27% in the first nine months of 1993. Operating profit of $22.5 million increased 28% versus the comparable period in 1993. Approximately 5% was attributable to the acquisition of Egan Machinery with the balance attributable primarily to unit volume and improved pricing.

Other

Selling, general and administrative expenses of $66.4 million increased 7% versus the first nine months of 1993 primarily due to the acquisition of Egan Machinery and the impact of inflation. Depreciation and amortization of $10.0 million increased 6% primarily as a result of the Egan Machinery acquisition and a higher fixed asset base. Interest expense and other income were essentially the same versus 1993. The Company's effective tax rate of 36.3% was lower than the 37.5% in the comparable 1993 period.


LIQUIDITY AND CAPITAL RESOURCES

The September 24, 1994 working capital balance of $123.5 million decreased $1.4 million from year-end 1993. The current ratio declined to 1.9 from 2.3 at the end of 1993 primarily as a result of increased short-term borrowings. Days sales in receivables of 54 days increased slightly from 52 days at year-end 1993. Inventory turnover of 2.8 for the first nine months of 1994 declined slightly from 2.9 at year-end 1993.

Cash flows from operating activities of $14.1 million decreased $17.2 million from the first nine months of 1993 primarily attributable to increased working capital requirements. Cash provided by operating activities, cash reserves and increased borrowings were used to finance the acquisition of Egan Machinery, fund capital expenditures, pay cash dividends and repurchase 1.4 million shares of the Company's common stock. The Company's debt to total capital ratio increased to 22% from 7% at year-end 1993. Capital expenditures are expected to approximate $20 million in 1994 primarily for expansion and improvement of operating facilities in the United States and Europe. Long-term liquidity requirements including such items as capital expenditures and dividends are expected to be financed from operations.


INTERNATIONAL OPERATIONS

The lower U.S. dollar exchange rate at September 24, 1994 for the Belgian Franc and French Franc accounted for the increase of $4.3 million in the accumulated translation adjustment account since year-end 1993. Changes in the balance of this account are primarily a function of fluctuations in exchange rates and do not necessarily reflect either enhancement or impairment of the net asset values or the earnings potential of the Company's foreign operations.

The Company operates manufacturing facilities in Europe which serve primarily the European market. Exchange rate disruptions between the United States and European currencies, and among European currencies, are not expected to have a material effect on year-to-year comparisons of the Company's earnings.




RESEARCH AND DEVELOPMENT

The Company employs about 240 engineers, draftsmen, chemists, and technicians responsible for developing new and improved chemical products, specialty food and pharmaceutical ingredients and process equipment systems for the industries served by the Company. Year-to-year variations in sales of such new products generally are not expected to significantly affect the Company's results versus the prior year. Research and development expenditures totalled $8.6 million for the first nine months of 1994 compared to $8.3 million in the comparable 1993 period.



ENVIRONMENTAL MATTERS

The Company's manufacturing facilities are subject to various federal, state and local requirements with respect to the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company has been designated, along with others, as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or comparable state statutes, at two waste disposal sites; and two inactive subsidiaries have been designated, along with others, as potentially responsible parties at a total of four other sites.

While the cost of compliance with existing environmental requirements is expected to increase, based on the facts currently known to the Company, management expects that those costs, including the cost to the Company of remedial actions at the waste disposal sites where it has been named a potentially responsible party, will not have a material effect on the Company's liquidity and financial condition and that the cost to the Company of any remedial actions will not be material to the results of the Company's operations in any given year.